SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 8, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ipiranga and Walmart Sign Partnership Agreements with TAM for Multiplus Fidelidade

São Paulo, September 8, 2009 – (NYSE:TAM, BOVESPA: TAMM4) Ipiranga and Walmart, through their customer loyalty and affiliation programs - Km de Vantagens and Bomclube, respectively - are the first partners of Multiplus Fidelidade, our loyalty program network initiative.

Through these partnerships, Multiplus Fidelidade members will have more options for accumulating and redeeming points for products and services that they use every day. Now, in addition to our flights and tour packages with TAM Viagens, customers can accumulate points by purchasing products and services at Ipiranga gas stations and by shopping at stores of the Walmart group, as well as being able to redeem prizes at the sales outlets of these partners.

"Km de Vantagens and Bomclube enrich the customer base of Multiplus Fidelidade, which already had more than 6 million participants from TAM Fidelidade", says our president Commander David Barioni Neto. The customer bases will altogether increase the total number of members to nearly 12 million.

Multiplus Fidelidade represents the expansion of the concept of customer loyalty programs in which, through a network of programs, it is possible to accumulate and exchange points for products and services of different companies, from airline tickets to everyday purchases. "Multiplus will be an efficient tool for establishing customer loyalty and retaining customers at favorable costs for the companies that are part of the partnership," said Líbano Barroso, our Vice President of Finance, Management and IT.

Ipiranga's Km de Vantagens, a pioneer customer loyalty program in the distribution sector that in five months of operation already has more than 1.5 million members, operates throughout the entire national territory through accumulation of "kilometers" on purchases of fuel, lubricants and other products and services sold at gas stations under the brands Ipiranga (in the South and Southeast regions), and Texaco (in the North, Northeast and Central-West regions), at am/pm network and Jetoil stores, and also at the websites Ipirangashop.com and KmdeVantagens.com. Ipiranga is a member of Grupo Ultra, founded more than 70 years ago, has more than 5 thousand gas stations and is the largest privately held Brazilian company in the fuel-distribution business.

"Filling up the gas tank is a recurring purchase for consumers. The Ipiranga network sees some 30 million visits to the pump per month. The customer loyalty program Km de Vantagens allows for an individualized, direct relationship with every customer and strengthens the company's strategy of differentiation, based on a diversified mix of products and services available at our filling stations. Joining the Multiplus Fidelidade program will help us substantially expand benefits for program participants, increasing the likelihood of more expansion and customer retention," said Leocádio Antunes Filho, superintendent of Ipiranga/Grupo Ultra.

Bomclube is the Advantage Club of Walmart Brazil that awards prizes to members through points accumulated on purchases at their stores. Present in all Northeastern states (the Bompreço and HiperBompreço networks) and southern Brazil (BIG, Nacional and Mercadorama), the program, which already has 4.3 million members, is free, with registration available at any one of the network's stores.

"Walmart has plans to expand its Advantage Club to every region of the country. I have no doubt that the partnership with TAM will strengthen the process," says Marcelo Vienna, Commercial Vice President of Walmart Brazil.

In signing the partnership, the three companies - TAM, Ipiranga and Walmart - will see a strengthening of their brands, which will be part of the largest partnership coalition network in the market.

Purchases at Ipiranga and Walmart sales outlets are already accumulating points for their programs, which can be exchanged for Multiplus Fidelidade points starting in November. TAM, Ipiranga and Walmart will soon notify their customers about the rules and the exact date for the start of benefits.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)
We have been the domestic market leader since July of 2003, and closed July 2009 with 43.2% of market share. We fly to 42 destinations in Brazil. Through business agreements signed with regional companies, we reache 79 different destinations in Brazil. Our market share among Brazilian companies that operate international flights stood at 88.3% in July. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

About Walmart Brazil:
Since 1995 the Brazilian retail market, Walmart Brazil has become a reference for prices, assortment, respect for the environment and investment in regions and communities where it operates. It is present in more than 360 stores in 18 states (South, Southeast, Midwest and Northeast, the Federal District), with the flags Walmart, Hiper Bompreço, BIG, SAM'S CLUB, Maxxi, Todo Dia, Bompreço, Nacional and Mercadorama. Walmart Brazil earned R$ 17 billion in 2008, 13% more than in 2007. The expansion plan for 2009 provides up to 90 new stores, with an investment of R$ 1.6 billion and a creation of 10,000 new jobs.

About Ipiranga:
Part of Ultra Group company, Ipiranga currently has a network of more than 5,000 gas stations across the country, after incorporating 2,000 stations of the Ipiranga Network, fruit of the acquisition of Texaco by Ultra Group, completed in March 2009. With the acquisition, Ipiranga consolidates its position as the second largest fuel distributor in the country, and now holds 22% stake in the Brazilian market. The incorporation of Texaco stations in the Midwest, Northeast and North to Ipiranga meet more effectively customer with needs and operations nationwide. Ipiranga gains access to areas of high growth rates of consumption. The synergies generated by the union of Ipiranga and Texaco result in better services and more competitiveness for all network stations, with benefits for consumers. In the first half of 2009, Ipiranga recorded net revenues of R$ 13.3 billion with sales of 7.4 million m³. Currently, Ipiranga has 2.300 employees. Its stations are meant to meet the daily needs of consumers, offering from fuels and lubricants to convenience products – there are over 700 am / pm and Jet Oil 600 units – and specialized automotive services installed in Ipiranga stations.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.